Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

NAME	JURISDICTION OF INCORPORATION
2864552 Ontario Inc.	Ontario, Canada
2864555 Ontario Inc.	Ontario, Canada
Peraso Technologies Inc.	Ontario, Canada
MoSys International, Inc.	California, USA